Exhibit 99.3

 YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

ELLOMAY CAPITAL LTD.	2020 Extraordinary General Meeting of Shareholders December 17, 2020, 2:00 p.m., Israel time This Proxy is Solicited On Behalf Of The Board Of Directors

PLEASE BE SURE TO MARK, SIGN, DATE AND RETURN YOUR PROXY CARD IN THE ENVELOPE PROVIDED

FOLD AND DETACH HERE AND READ THE REVERSE SIDE

PROXY								Please mark your votes like this	☒

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
1a.	To elect the external director nominee as external director for an initial three year term commencing December 20, 2020, as set forth in the proxy statement.	☐	☐	☐	3a.	To approve the terms of service of Mr. Ehud Gil, as set forth in the proxy statement, and to determine that this resolution is for the benefit of the Company.	☐	☐	☐
		YES	NO				YES	NO
1b.
In connection with Proposal 1a, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal (excluding a personal interest that is not related to a relationship with a controlling shareholder) and, if you indicate YES, please provide details.
		☐	☐		3b.	In connection with Proposal 3a, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal and, if you indicate YES, please provide details.	☐	☐
		FOR	AGAINST	ABSTAIN
2a.	To approve the terms of service of the external director nominee, as set forth in the proxy statement, and to determine that this resolution is for the benefit of the Company.	☐	☐	☐
		YES	NO
2b.
In connection with Proposal 2a, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal (excluding a personal interest that is not related to a relationship with a controlling shareholder) and, if you indicate YES, please provide details.
		☐	☐

CONTROL NUMBER

Signature	Signature if held jointly	Date	, 2020.

NOTE: Your signature should appear the same as your name appears hereon. In signing as attorney, administrator, executor, trustee or guardian, please indicate the capacity in which signing. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When a proxy is given by a corporation, it should be signed by an authorized officer using the corporation’s full name and the corporate seal, if any, affixed. When a proxy is given by a partnership, it should be signed by an authorized person using the partnership’s full name. PLEASE MARK, DATE, SIGN AND RETURN THE PROXY CARD PROMPTLY USING THE SELF-ADDRESSED ENVELOPE ENCLOSED.

2020 Extraordinary General Meeting of Shareholders

ELLOMAY CAPITAL LTD.

18 Rothschild Boulevard, 1st Floor
Tel-Aviv 6688121, Israel
December 17, 2020,
2:00 p.m., Israel time

PLEASE BE SURE TO MARK, SIGN, DATE AND RETURN YOUR PROXY CARD IN THE ENVELOPE PROVIDED

  FOLD AND DETACH HERE AND READ THE REVERSE SIDE

PROXY

ELLOMAY CAPITAL LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 17, 2020

The undersigned, a shareholder of Ellomay Capital Ltd., an Israeli company (the “Company”), revoking any previous proxies, does hereby appoint Kalia Weintraub and Adv. Odeya Brick-Zarsky (each of them, or any substitute, hereinafter, the “Proxy”), or either one of them, with the full power of substitution, and hereby authorizes the Proxy to represent and to vote, as designated on the reverse side, all ordinary shares, NIS 10.00 nominal value per share, of the Company which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders of the Company to be held at the offices of the Company at 18 Rothschild Boulevard, 1st Floor, Tel-Aviv 6688121, Israel, and/or via teleconference, on Thursday, December 17, 2020, at 2:00 p.m., Israel time (the “Meeting”), and any adjournment(s) or postponement(s) thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business and related resolutions as more fully described in the notice of and proxy statement for such Extraordinary General Meeting (receipt of which is hereby acknowledged):

WHEN PROPERLY MARKED AND EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS SET FORTH HEREIN. PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WHETHER OR NOT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST, AS THE CASE MAY BE, IN CONNECTION WITH THE APPROVAL OF PROPOSALS 1a-3a BY MARKING ITEMS 1b-3b, WHETHER YOU VOTE FOR OR AGAINST SUCH PROPOSALS. IF YOU FAIL TO MARK ITEMS 1b, 2b OR 3b, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO THE SPECIAL MAJORITY REQUIRED FOR THE RELEVANT PROPOSAL, WHETHER OR NOT A VOTE WITH RESPECT TO SUCH PROPOSAL IS MARKED. IF YOU PROPERLY MARK ITEMS 1b, 2b OR 3b AND NO DIRECTION IS MADE UNDER THE RELEVANT PROPOSALS, THIS PROXY WILL BE VOTED “FOR” THE RELEVANT UNDIRECTED PROPOSALS. FOR THE FULL TEXT OF EACH RESOLUTION AND ADDITIONAL DETAILS SEE THE RELEVANT ITEM IN THE PROXY STATEMENT.

With respect to any additional matters as may properly come before the Meeting and any adjournment or postponement thereof, said Proxy will vote in accordance with the recommendation of the Company’s Board of Directors.

(Continued, and to be marked, dated and signed, on the other side)